Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a letter distributed to shareholders of Central Pacific Financial Corp. beginning on August 30, 2004.

SPECIAL MEETING IN TWO WEEKS—75% VOTE REQUIRED

PLEASE VOTE YOUR PROXY TODAY!

August 30, 2004

Dear Shareholder:

        The Special Meeting of Shareholders of Central Pacific Financial Corp., to be held on September 13, 2004, is only two weeks away.

        According to our latest records, as of August 27, we have not yet received your proxy for this important meeting. Your Board of Directors recommends that you vote "FOR" the merger proposal.

        The proposed merger of Central Pacific Financial Corp. with CB Bancshares, Inc. requires the approval of 75% of the outstanding voting shares of Central Pacific common stock. Your participation is needed to help us reach the 75% vote requirement. By not voting, it has the same affect as voting "Against" the merger.

        Please submit your vote in this important matter regarding the future of your investment—by signing, dating and returning the enclosed proxy in the postage-paid return envelope provided.

        Thank you for your continued support.

Sincerely,
BOARD OF DIRECTORS
CENTRAL PACIFIC FINANCIAL CORP.

IMPORTANT RECENT DEVELOPMENT

On August 25, Institutional Shareholder Services (ISS), a leading independent proxy voting advisory firm, recommended that Central Pacific shareholders vote "FOR" the Company's proposed merger with CB Bancshares, Inc.

In making its recommendation, ISS concluded that, "Based on the fairness opinion and the potential strategic synergies, we believe the merger agreement warrants shareholder support."

ISS is a leading provider of proxy voting and corporate governance services.

3 EASY WAYS TO VOTE

        Help your company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

  1.
  Vote by Telephone.    Call the toll-free number listed for this purpose on your voting form. Have your control number listed on the form ready and follow the simple instructions.

  2.
  Vote by Internet.    Go to the website listed on your voting form. Have your control number listed on the form ready and follow the simple instructions.

  3.
  Vote by Mail.    Sign, date and return your proxy in the postage-paid return envelope provided.

PLEASE ACT TODAY

YOUR VOTE IS IMPORTANT

Please help your company save additional solicitation costs by signing, dating and mailing your proxy today. Remember, a failure to vote is equivalent to a vote "against" the merger agreement. Internet and telephone voting are also available. Please refer to your proxy for instructions. Street name shareholders: Your broker or bank cannot vote your shares unless it receives your instructions. Please return your proxy immediately. If you have any questions, or need assistance, please call CPF, attention David Morimoto, at (808) 544-0500. You may also call D.F. King & Co., Inc., toll-free, 1-888-644-5854.

Important Legal Information

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to e issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.